SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☑                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☑

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated October 24, 2008, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated October 24 2008, the Company reported that its Board of Directors, taking into account the Resolution 535/08 of the Comision Nacional de Valores, which is in line with the current situation and needs, has decided in defense of the shareholders interests and the preservation of the Company, to:

i.	Modify the Plan for acquisition of shares issued by the Company reported on August 26, 2008, modifying only the Maximum number of shares to be acquired, to 30,000,000 common shares, book entry, par value of Ps. 1,00 each and entitled to one vote per share (the “Shares”), in the form of shares or American Depositary Shares or ADS representing 10 shares each, which amount does not exceed the limit of 10% of the capital stock of the Company, as established by the applicable argentine laws and regulation.

Note:

i.	The minimum payable price to Ps.1 per share, such minimum price will be subject to an exchange rate of Ps. 3.24 per dollar, which implies that the variations in the exchange rate will adjust the minimum price automatically.
ii.	The maximum payable price remains in Ps. 3.50.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: October 24, 2008